Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156633

KBS STRATEGIC OPPORTUNITY REIT, INC.
SUPPLEMENT NO. 10 DATED NOVEMBER 28, 2011
TO THE PROSPECTUS DATED APRIL 27, 2011

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT, Inc. dated April 27, 2011, as supplemented by supplement no. 1 dated April 27, 2011, supplement no. 2 dated April 27, 2011, supplement no. 3 dated May 10, 2011, supplement no. 4 dated July 7, 2011, supplement no. 5 dated August 12, 2011, supplement no. 6 dated October 4, 2011, supplement no. 7 dated October 21, 2011, supplement no. 8 dated November 9, 2011 and supplement no. 9 dated November 9, 2011. As used herein, the terms "we," "our" and "us" refer to KBS Strategic Opportunity REIT, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership, which we refer to as our "Operating Partnership," and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•
the entry into a joint venture and the acquisition and related financing, through the joint venture, of a real estate portfolio consisting of five office buildings containing 728,857 rentable square feet and 43 acres of undeveloped land in Richardson, Texas; and

•	the declaration of a distribution to stockholders of record as of the close of business on December 23, 2011.
Entry into Joint Venture and Joint Venture Acquisition of the Richardson Portfolio
On November 22, 2011, we, through an indirect wholly owned subsidiary, and JP-Richardson, LLC, an affiliate of JP Realty Partners, LTD., entered into a joint venture agreement, and on November 23, 2011, the joint venture acquired a portfolio consisting of five office buildings containing 728,857 rentable square feet and 43 acres of undeveloped land in Richardson, Texas (the "Richardson Portfolio") from Equastone, LLC and its affiliates (collectively, the "Seller"). Neither JP-Richardson, LLC nor the Seller is affiliated with the us or KBS Capital Advisors LLC, our external advisor. The contractual purchase price of the Richardson Portfolio was $44.5 million plus closing costs.
We own a 90% equity interest in the joint venture that acquired the Richardson Portfolio. We funded our initial capital contribution to the joint venture with proceeds from this offering. JP-Richardson, LLC is the managing member of the joint venture; however, its authority is limited, as we must give approval of major decisions involving the business of the joint venture or the Richardson Portfolio and its operations, in the manner set forth in the limited liability company agreement of the joint venture. Income, losses and distributions are generally allocated based on the members' respective equity interests. In certain circumstances, we may solicit bids to sell the Richardson Portfolio and may sell all or part of the Richardson Portfolio, provided that JP-Richardson, LLC has a right of first refusal to purchase all or part of the Richardson Portfolio. Additionally, in certain circumstances described in the joint venture agreement, we and JP-Richardson, LLC may be required to make additional capital contributions to the joint venture, in proportion to our equity interests.
The joint venture funded the acquisition of the Richardson Portfolio with funds contributed to the joint venture by its members and with proceeds from a mortgage loan (described below).
The office buildings of the Richardson Portfolio were built between 1980 and 1985 and are currently 49% leased to 37 tenants. The current aggregate annual effective base rent, which represents annualized contractual base rental income, adjusted to straight-line any contractual tenant concessions, rent increases and rent decreases from the inception of the leases through the balance of the term, for the tenants of the Richardson Portfolio is approximately $5.9 million and the current weighted-average remaining lease term for the tenants is approximately 3.2 years.  The current weighted-average rental rate over the remaining lease term is $18.20 per square foot. There were no tenants that accounted for more than 10% of the portfolio's total rentable square feet as of the date of acquisition. The Richardson Portfolio includes tenants from the insurance, manufacturing, telecommunications, healthcare and professional services industries.

The average occupancy rate for the Richardson Portfolio during each of the last five years is as follows:

Year	Average Occupancy Rate
2006	(1)
2007	86%
2008	85%
2009	82%
2010	78%
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(1) Occupancy information for 2006 is not available as the Seller acquired the Richardson Portfolio in 2007.
The average effective annual rental rate for each of the last five years for the Richardson Portfolio is as follows:

Year	Average Effective Annual Rental Rate per Square Foot
2006	(1)
2007	$13.73
2008	$14.04
2009	$14.59
2010	$16.08
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(1) Rental information for 2006 is not available as the Seller acquired the Richardson Portfolio in 2007.
The table below sets forth a schedule of expiring leases for the Richardson Portfolio by square footage and by annualized effective base rent as of December 1, 2011.

Year	Number of Expiring Leases	Annualized Effective Base Rent (1)	% of Annualized Effective Base Rent	Leased Rentable Square Feet Expiring	% of Property Rentable Square Feet Expiring
2011	—	$—	—	—	—
2012	8	1,469,685	25%	78,568	22%
2013	3	665,821	11%	36,761	10%
2014	10	1,249,621	21%	66,740	19%
2015	5	437,947	7%	26,473	7%
2016	7	1,352,600	23%	91,906	26%
2017	3	669,131	11%	50,258	14%
2018	1	95,742	2%	5,319	2%
2019 - 2021	—	—	—	—	—
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(1) Annualized Effective Base Rent represents annualized contractual base rental income, adjusted to straight-line any contractual tenant concessions, rent increases and rent decreases from the inception of the leases through the balance of the term.
We believe that the Richardson Portfolio is suitable for its intended purpose and is adequately insured. We intend to make significant renovations or improvements to the Richardson Portfolio, including improvements to the buildings, parking and common areas. We expect to utilize debt financing and proceeds from this offering for these renovations. For federal income tax purposes, the cost of the Richardson Portfolio, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.

Richardson Portfolio Mortgage Loan
On November 23, 2011, in anticipation of the closing of the Richardson Portfolio, the joint venture entered into a four‑year mortgage loan with GE Capital for borrowings of up to $46.1 million secured by the Richardson Portfolio (the “Richardson Portfolio Mortgage Loan”).  As of November 23, 2011, $29.5 million (the "Initial Funding") had been disbursed to the joint venture with the remaining loan balance of $16.6 million (the "Holdback") available for future disbursements for certain purposes, subject to certain conditions set forth in the loan agreement.  The Richardson Portfolio Mortgage Loan matures on November 30, 2015, with an option to extend the maturity date to November 30, 2016, subject to certain conditions set forth in the loan agreement.  Interest on the Initial Funding is calculated at a fixed rate of 6.25% during the initial term of the loan. Interest on the amount outstanding under the loan during the extension period, if applicable, would be calculated at a fixed rate of 7.25%. Interest on the Holdback is calculated at a variable annual rate of 400 basis points over three-month LIBOR, but at no point shall the interest rate be less than 6.25%. Monthly payments are interest only with the entire principal balance and all outstanding interest and fees due at maturity, assuming no prior prepayment.  We have the right to repay the loan after 24 months, subject to the payment of an exit fee.
Distribution Declaration
Our board of directors has authorized a distribution in the amount of $0.30 per share of common stock, or 3.0% of the initial public offering price of $10.00 per share of common stock, to stockholders of record as of the close of business on December 23, 2011. In order to be a stockholder of record as of the close of business on December 23, 2011 and eligible for the distribution, all subscriptions (including subscription documents and the subscription amount) or transfer documents (in the case of stock transfers) must be complete, in good order and received by the transfer agent no later than December 22, 2011. Subscriptions and transfers received on December 23, 2011, or previously received subscriptions or transfers that are not in good order on December 22, 2011, will not be processed in time for the December 23, 2011 record date for distributions. We expect to pay this distribution in December 2011. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan.
This distribution will be funded with the proceeds from real estate financings. We are making this distribution because our board of directors and our management believes, based on research and analyses performed in consultation with our advisor, that assets in our portfolio have appreciated in value after our acquisition of such assets or subsequent to the time we have taken control of the assets via foreclosure or deed-in-lieu proceedings. Investors are cautioned, however, that all of our assets are currently non-stabilized assets, which are difficult to value. Moreover, subsequent events could adversely affect the values of the assets. We have not sold or marketed any of these assets and thus we have not yet realized any gain on these investments nor received any offers on them. For the foregoing reasons, we can provide no assurance that we could realize any appreciation upon an actual sale of any of our assets. The values of our assets at any given time will depend upon various factors, including market, economic and industry conditions, the characteristics of the investment being sold and the related leases, the availability of buyers and financing, the time period in which the investment is sought to be sold and required approvals.
Under our distribution policy, to the extent that we believe assets in our portfolio have appreciated in value after acquisition or subsequent to the time we have taken control of the assets, we may use the proceeds from real estate financings to fund distributions to our stockholders. With respect to the non-performing assets that we acquire, we believe that within a relatively short time after acquisition or taking control of such investments via foreclosure or deed-in-lieu proceedings, the assets will often experience an increase in value. For example, in most instances, we bring financial stability to the property, which reduces uncertainty in the market and alleviates concerns regarding the property's management, ownership and future. We also generally have significantly more capital available for investment in these properties than their prior owners and operators were willing to invest, and as such, we are able to invest in tenant improvements and capital expenditures with respect to such properties, which enables us to attract substantially increased interest from brokers and tenants.
Because we intend to fund distributions from cash flow and strategic financings, at this time we do not expect our board of directors to declare distributions on a set monthly or quarterly basis. Rather, our board of directors will declare distributions from time to time based on cash flow from our investments and our investment and financing activities. As such, we can also give no assurances as to the timing, amount or notice with respect to any other future distribution declarations.

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